

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 14, 2008

Peter F. Benoist
Chief Executive Officer
Enterprise Financial Services Corp.
150 North Meramec
Clayton, MO 63105

> **Re: Enterprise Financial Services Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2008**
> **File No. 001-15373**

Dear Mr. Benoist:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement on Schedule 14A

1.   We note that you have incorporated by reference into the proxy statement historical financial information. Please revise to specify the specific items of any documents incorporated by reference. See Note D.1 to Schedule 14A. Please also provide pro forma financial statements. You may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds. Such a discussion should address both the pro forma balance sheet information and nine-month and full-year income information.

2.   Since there is a possibility that you will not receive the total $62 million you intend to seek under the Program, please disclose the range of proceeds using 1% and 3% of your company's risk-weighted assets as of the most recent practicable date.

                *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3418 with any questions.

                                        Sincerely,

                                        William C-L Friar
                                        Senior Financial Analyst

cc: By fax (314) 241-8624
        Phillip R. Stanton, Esq.